

February 23, 2018

Mark Pearson
President and Chief Executive Officer
AXA Equitable Holdings, Inc.
1290 Avenue of the Americas
New York, NY 10104

>   **Re: AXA Equitable Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 14, 2018**
>   **File No. 333-221521**

Dear Mr. Pearson:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2017 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed February 14, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Measures, page 104

1.   Please refer to your response to our prior comment 10 and your change in the title of your measure from operating earnings to adjusted operating earnings. As you reconcile your non-GAAP measure to net income (loss) attributable to Holdings, as your use of the term adjusted infers that your GAAP financial statements include an after tax line item titled operating earnings, which is not the case, and as operating earnings is the term you use to describe the measure of profit or loss for your segments, please revise the title of this measure accordingly. Also, please disclose in your reconciliation the nature and amount

of non-recurring tax items. Finally, revise your reconciliation to start it with the GAAP measure and reconcile to your non-GAAP measure.

You may contact Ibolya Ignat at 202-551-3636 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Peter J. Loughran